EXHIBIT 99.1

 Re:     Update Regarding Midroog’s Rating

Ramat Gan, Israel – March 20, 2019 – B Communications Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: BCOM) announced the latest report of Midroog Ltd. concerning the debentures (Series B and C) issued by the Company.

Midroog is lowering the rating of the debentures (Series B and C) from Baa2.il to Caa2.il and retaining the rating outlook of credit review with uncertain trajectory. The downgrade reflects Midroog’s assessment of a high certainty of default (as defined by Midroog standards).

According to Midroog’s rating methodology for debt securities and for issuers who face such default, when a debt becomes or is expected to become subject to a default in high probability or certainty, the credit rating reflects Midroog’s assessment of the chances of repaying interest payments and principal, as well as the level of uncertainty in this assessment.

The above description of Midroog’s report is only a short summary of the main points and it should not be relied upon as a complete description of the full report. The full description and report can be viewed at: http://maya.tase.co.il

Notes

The market, the regulatory environment and Bezeq’s specific situation continue to remain highly volatile.

In view of the latest developments, the Company wishes to clarify that it will also issue, in addition to the current reporting situation, reports according to the “Hybrid Disclosure Model” pursuant to the rules of the Israel Securities Authority

Forward-Looking Statements

This report contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications’ filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.